04046375

OM LIMITED

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 14 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday 12 November, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED NOV 23 2004 WASH., D.C. 181

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	12 November, 2004	Company Announcement: Notice of General Meeting

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

12 November 2004

Australian Stock Exchange
Company Announcements Office

NOTICE OF GENERAL MEETING

Occupational & Medical Innovations Limited ("OMI") wishes to advise that it has today dispatched to shareholders the Notice of Meeting for the General Meeting which has been called pursuant Section 249D of the *Corporations Act*. The meeting will be held on 20 December 2004.

The Notice of Meeting and Proxy form is attached.

A letter amending the Notice of Annual General Meeting and Explanatory Statement is also attached and has been dispatched to shareholders.

KEITH TASKE
Joint Chief Executive Officer

Occupational and Medical Innovations Limited

ABN 11 091 192 871

Notice of a General Meeting of Shareholders

to be held at ASX Lecture Theatre

Level 5, Riverside Centre, 123 Eagle Street Brisbane

20 December 2004 at 9:00am

By a Section 249D notice delivered to the Company at 4pm on Friday 22 October 2004, the Company was requested to call a meeting of shareholders to consider and if thought fit, pass the following resolutions which were set out in the Section 249D notice.

Ordinary Business

1. That John Edward Taske be removed from office as a director of the Company with effect from the conclusion of this meeting

2. That Michael James Haynes be removed from office as a director of the Company with effect from the conclusion of this meeting

3. That Lawrence James Litzow be removed from office as a director of the Company with effect from the conclusion of this meeting

4. That Keith Clifton Taske be removed from office as a director of the Company with effect from the conclusion of this meeting

5. That Ian Leslie Fraser be appointed as a director of the Company with effect from the conclusion of this meeting

6. That Mark Rogers be appointed as a director of the Company with effect from the conclusion of this meeting

7. That Donald C MacKenzie be appointed as a director of the Company with effect from the conclusion of this meeting

8. That Bruce Leigh Kiehne be appointed as a director of the Company with effect from the conclusion of this meeting

9. That Ken Stringer be appointed as a director of the Company with effect from the conclusion of this meeting

10. That the Company Secretary be authorised to make all lodgements and notifications necessary in relation to the resolutions above.

Curriculum Vitae's of Ian Leslie Fraser, Mark Rogers Donald C MacKenzie and Ken Stringer are attached in the format in which they were received.

Dated 28 October 2004

By Order of the Board of Directors,

Lawrence Litzow - Company Secretary

Explanatory Notes to the Notice of General Meeting

1. **Voting**

OMI has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that for the purposes of voting at the Meeting securities will be taken to be held by those persons recorded on the Company's share register as at 7:00pm (Brisbane time) on Thursday 16 December 2004. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

2. **Proxies**

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of OMI.

(e) To be effective, OMI must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged as follows:

• by mail either –to:

Occupational & Medical Innovations Limited
PO Box 2150
Logan City BC
Queensland 4114

--or by facsimile to:

Occupational & Medical Innovations Limited
(07) 3209 4765

-- or • by delivery to:

Occupational & Medical Innovations Limited
Unit 1, 12 Booran Drive,
Slacks Creek
Queensland 4127

(f) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(g) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as he or she thinks fit.

(h) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder, in favour of that item.

Ian FRASER FCPA,FAICD

Mr. Fraser is an experienced Company Director and manager with substantial international experience. He is presently the Non-Executive Chairman of two ASX listed companies – Forest Place Group Limited and Hudson Timber Products Limited and a Non-Executive Director of a further two – PMP Limited and Structural Systems Limited.

Mr. Fraser elected to cease his executive career in 1998 and since that time has been a professional company director. In the period since 1998 Mr. Fraser has held (in addition to the above) non-executive director or Chairman positions in the following companies:-

- Crevet Limited — Director and then Executive Chairman
- Yates Limited — Director
- Environmental Recovery Services Limited — Director and then Chairman
- Medibank Private Limited. — Director

Mr Fraser's working experience includes the following positions:-

- **1996 to 1997** — **Managing Director – Australian Chemical Holdings Limited.**

  ACH was a $190 million revenue ASX listed company that manufactured and marketed chemicals for the paint, fibreglass and paper manufacturing industries. ACH built and commissioned a new $10 million manufacturing facility in Vietnam during this period.

- **1991 to 1997** — **TNT Limited**

  1991 to 1994
  Managing Director – TNT Australia Pty Ltd a $1.3 billion revenue business with 10,000 employees. In 1994 Mr Fraser led a team that successfully negotiated and started a joint venture express trucking business (TNT Shanghai Express) in Shanghai China.

  1994 to 1996
  Group Executive Director – TNT Limited
  In this role Mr Fraser worked mainly in Europe assisting local management improve performance in the TNT Global Express business and the domestic express business in Spain.

  1996 to 1997
  Managing Director – TNT Australia Pty Ltd.

- **1988 to 1991** — **Managing Director – Clyde Industries Limited**

  Clyde manufactured and marketed, among other things, locomotives, B&D garage doors, Apac jacks and Jacques crushing equipment. Revenue was in excess of $400 million. Clyde had manufacturing businesses in Australia, Malaysia, Hong Kong and the USA.

- **1984 to 1987** — **Managing Director – Pioneer Sugar Mills Limited**

Pioneer was Australia's second largest sugar miller and steel reinforcing rod and mesh distributor. Total revenue was approximately $240 million with over 3,000 employees.

- **1967 to 1984** **PGH Industries Ltd, ACMIL Ltd and ACI International Ltd**

Mr Fraser commenced employment with PGH Industries Limited in October 1967. In 1972 PGH was taken over by F&T Industries Limited and was renamed ACMIL Limited in 1974. In March 1981 ACMIL Limited was acquired by ACI International Limited.

During this period Mr Fraser held various senior management position including two years located in Singapore as Group General Manager ACMIL South East Asia where he managed and developed manufacturing business in Thailand, Malaysia, Singapore, Indonesia, Hong Kong and the Philippines.

Mr Fraser also spent two years located in the USA as President ACI America Inc.

Curriculum Vitae

PERSONAL DETAILS

NAME:	Kenneth F Stringer
CONTACT ADDRESS:	16 Wagner Street MUDGEERABA QLD 4213
POSTAL ADDRESS:	16 Wagner Street MUDGEERABA QLD 4213
PHONE:	(07) 5559 0500
FACSIMILE:	(07) 5559 0511
DATE OF BIRTH:	25/01/1954
CITIZENSHIP:	Australian
LICENCE:	Driver's Licence (C – class)
OBJECTIVE:	Responsible and challenging senior management position.
INTERESTS:	Sport, golf, art and literature
PERSONAL:	Married, two children (aged 2 ½ & 15 months) excellent health.

EMPLOYMENT HISTORY

February 1987 to Present

FOREMAN DATA PTY LTD
Managing Director
1991 to present
Responsibilities included setting up the new Company from business name, registrations, ATO Registration for Group Tax, Workers Compensation Insurance, Financial Controller, Staff Appointments, personal control of the Service Department, client liaison, setting up service and maintenance contracts, formulating budgets, creditors and debtors Administration, internal and statutory reporting, preparation of Quotations for clients, labour organisation, invoicing to clients, entertaining with clients, Public Relations, Salesperson, Office Administration, Payroll, Staff Training.

FOREMAN MANAGEMENT PTY LTD
Managing Director
1998 to 1997

FOREMAN ELECTRICAL GROUP PTY LTD
Managing Director
1987 to Merger in 1997 with Foreman Data P/L
Responsibilities included setting up the new Company from business name, registrations, ATO Registration for Group Tax, Workers Compensation Insurance, Staff Appointments, personal control of the Service Department, client liaison, setting up service and maintenance contracts, formulating budgets, creditors and debtors Administration, internal and statutory reporting, preparation of Quotations for clients, labour organisation, invoicing to clients, entertaining with Clients, Public Relations, Salesperson, Office Administration, Payroll, Staff Training.

October 1986 to

TONY MILLER ELECTRICAL PTY LTD

February 1987	**General Manager** Responsibilities included setting up the new Company from business name, registrations, ATO registration for Group Tax, Workers Compensation Insurance, Staff Appointments, personal control of the Service Department, client liaison, setting up service and maintenance contracts, formulating budgets, creditors and debtors, internal and statutory reporting.
February 1970 to November 1986	**MILLER & RAVEN PTY LTD** **1980 TO 1986** **Service Manager** Responsibilities included liaise with clients, log new work orders, allocate jobs to the appropriate serviceman to carry out, job quotations and estimates to clients, job invoicing, expanding the client base, increasing turnover and profitability. **1976 to 1980** Service Electrician carrying out small to medium installations, repairs and maintenance in Commercial and Industrial fields. **1974 to 1976** Qualified and Licensed Electrician working on large construction projects and multi-story sites, medium and high voltage motors and controls and hazardous installations, promoted to Leading Hand and later to Foreman. **1970 to 1974** Electrical Trades Apprenticeship
Tertiary Qualifications	Contract Engineering Post Certificate Electrical Contracting and Estimating Post Trade Business Studies Certificate Electrical & Communications Engineering Certificate Electrical Fitter-Mechanic Trade

Resume Of

Donald Charles Mackenzie

November 2004

PERSONAL DATA

Name:	Donald Charles Mackenzie
Address:	9 Bayview Tce CLAYFIELD QLD 4011
Telephone:	0418 749 331 07 3256 0001 (home phone) 07 3256 0331 (home fax) 07 3211 9001 (office)
Date and place of birth:	8 February 1945 Melbourne
Marital status:	Married with 3 Children (25, 23 and 22)
Health:	Good
Hobbies:	Home maintenance, motor cars and golf

QUALIFICATIONS

1975 Completed examinations of Institute of Chartered Accountants (intermediate stage)
1976 Completed Professional Year for qualification as a member of the Institute of Chartered Accountants
1993 Admitted as a Fellow of Institute of Chartered Accountants

EMPLOYMENT SUMMARY

PRICE WATERHOUSE	Chartered Accountants
Melbourne Feb 1964 – Jun 1972	Audit division, financial services for companies including pastoral clients
Brisbane Jul1972 – Mar 1974	Audit division
Melbourne Apr1974 – Jul 1976	Worked in audit division at senior level, and then audit administration as Co-ordinator of Audit Division (140 staff)
PIONEER SUGAR MILLS LTD	Sugar Millers, pastoralists and later manufacturers (after takeover of Aquilla Steel Company Ltd in 1982)
Corporate Office Brisbane	
Aug 1976 – Aug 1982	Senior Financial Accountant
Sept 1982 – Oct 1987	Manager Taxation
SELF EMPLOYED	
Nov 1987 – Mar 1989	Chartered Accountant in public practice
GWA GROUP	Manufacturers, distributors and merchants

Apr 1989 – Dec 1990	Manager – Taxation
Jan 1991 – Aug 1993	Manager – Accounting Services, and member of the GWA due diligence team for the GWA International Ltd IPO to May 1993 and general corporate services to August 1993
SELF EMPLOYED	
Sep 1993 – Current date	Chartered Accountant in public practice (provision of corporate services, predominantly to public companies and initially undertook work for companies in the mining and information technology industries (including WMC Ltd, QNI Limited and Mincom Limited) and later in the rural industry (Australian Food & Fibre Limited)
OTHER APPOINTMENTS	Member of the Audit Committee of Forest Place Group Limited since October 2002 and appointed a Director of that company in March 2004. In July 2004 was appointed a Director of Australian Food & Fibre Limited.

REFEREES

Available on request

Curriculum Vitae

Name:	Mark Arthur Rogers
DOB:	4th April 1951
Address:	260 Scenic Highway,Terrigal NSW 2260
Mobile:	0438 281 599
Home Phone:	02 4384 1220

After a career in the Plastics Industry in New Zealand Mark Rogers relocated his family to Sydney Australia in 1985. He was instrumental in building his own company, Reko Pty Ltd, into a $25 million plastic injection moulding company specialising in housewares and horticultural products.

In the year 2000 Reko acquired Addis (Australia) Pty Ltd, a $21 million company specialising in plastic housewares. After the integration, the new entity was sold into a small public company Skansen Holdings Limited where the largest shareholder, Mark Rogers, became the Group Managing Director.

In the year 2002 this group changed it's corporate name to HomeLeisure Limited which more accurately depicted the group's activities in entertainment, giftware and housewares.

Mark continued to grow the company to approximately $90 million up to year 2004 when due to ill health he resigned his position as Group Managing Director but still retains the role as an independent director and major shareholder of the company.

Mark has extensive knowledge in plastic manufacturing, general management and has an excellent understanding of good corporate governance.

Occupational & Medical Innovations Limited

ACN 091 192 871

20 December 2004 at 9.00am in the ASX Lecture Theatre Level 5,
Riverside Centre, 123 Eagle Street, Brisbane.

Proxy Form

The Secretary
Occupational & Medical Innovations Limited
P.O. Box 2150, Logan City BC
Queensland 4114

I/ We ....

Of[2] ....

being a member of Occupational & Medical Innovations Limited (OMI) hereby appoint [3]

....of[4] ....

failing whom, or if no person is named, the Chairman of the meeting as my proxy to vote and act for me and on my behalf at the General Meeting of members of Occupational & Medical Innovations Limited to be held on 20 December 2004 and on any other day to which that meeting is adjourned or postponed. In the absence of direction, the Chairman intends to vote in favour of the motion.

My proxy is authorised to exercise all/ % [5] of my voting rights.

I direct my proxy to vote in the following manner:

BUSINESS	IN FAVOUR	AGAINST	ABSTAIN
1. **That John Edward Taske be removed from office**	☐	☐	☐
2. **That Michael James Hayne be removed from office**	☐	☐	☐
3. **That Keith Clifton Taske be removed from office**	☐	☐	☐
4. **That Lawrence James Litzow be removed from office**	☐	☐	☐
5. **That Ian Leslie Fraser be appointed as a director**	☐	☐	☐
6. **That Mark Rogers be appointed as a director**	☐	☐	☐
7. **That Donald C MacKenzie be appointed as a director**	☐	☐	☐
8. **That Bruce Leigh Kiehne be appointed as a director**	☐	☐	☐
9. **That Ken Stringer be appointed as a director**	☐	☐	☐
10. **That the Company Secretary be authorised as per Notice of General Meeting**	☐	☐	☐

If you do NOT wish to direct your proxy how to vote, please mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If no directions are given the proxy may vote as the proxy thinks fit or may abstain from voting.

NOTE:
1. Proxies must be lodged at the registered office of the company not less than 48 hours before the time appointed for the holding of the meeting.
2. A member who is entitled to attend and vote at a meeting may appoint not more than 2 proxies. Where more than one proxy is appointed each proxy must be appointed to represent a specified proportion of the members' voting rights. A proxy need not be a member of the Company

DATED ..../.........../. 2004.

6

Shareholder 1 | Shareholder 2

Notes
1 Insert name.
2 Insert address.
3 Insert name of proxy.
4 Insert address of proxy.
5 If more than 1 proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.
6 Where the shares are jointly held, all joint holders must sign the proxy form. Corporate shareholders must sign under common seal if this is required by the Company Constitution.

This Proxy may be faxed, posted or delivered to OMI on (07) 3209 4765 at least 48 hours prior to the meeting.

NOTE:
1. Proxies must be lodged at the registered office of the company not less than 48 hours before the time appointed for the holding of the meeting.
2. A member who is entitled to attend and vote at a meeting may appoint not more than 2 proxies. Where more than one proxy is appointed each proxy must be appointed to represent a specified proportion of the members' voting rights. A proxy need not be a member of the Company

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

29 October 2004

Dear Shareholder

As you are aware, the Annual General Meeting of Occupational and Medical Innovations Limited is to be held on Monday, 29 November 2004 at 11:00am.

The purpose of this letter is to amend the Notice of Annual General Meeting and Explanatory Statement which you recently received.

I refer to paragraph 2 (entitled 'Terms and conditions of the Plan') of Item 3 of the Explanatory Statement which accompanied the Notice of Annual General Meeting.

In that paragraph, exercise conditions are set out with respect to options vesting on 7 June 2005, 7 June 2006 and 7 June 2007. For example, the exercise condition for the proposed issue of options to K. Taske vesting on 7 June 2005 is that:

'The buy price of OMI Shares quoted on ASX at the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months before 7 June 2005.'

Notwithstanding the reference in each exercise condition to 'The buy price.....', the Board has resolved that any offer to issue options to K. Taske, if approved by you at the forthcoming Annual General Meeting of the Company, will be made on the basis that the words 'The buy price' in each exercise condition are replaced with the words 'The price of the last executed trade'.

Yours sincerely

Dr JOHN TASKE
Chairman